

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 24, 2010

By facsimile to (713) 512-6299 and U.S. Mail

Mr. David P. Steiner
Chief Executive Officer
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

Re: Waste Management, Inc.
     Annual Report on Form 10-K for the fiscal year ended December 31, 2009
     Filed February 16, 2010
     Definitive Proxy Statement on Schedule 14 A
     March 29, 2010
     File No. 1-12154

Dear Mr. Steiner:

        We reviewed your filing and have the comments below. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>10-K</u>

Exhibits and Financial Statement Schedules, page 130

1. We note that you do not appear to have publicly filed the schedules and exhibits to your credit agreement listed as Exhibit 10.5. Please file your complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

<u>14A</u>

<u>Board of Directors, page 4; Non-Employee Director Compensation, page 12; Executive
Compensation, page 20</u>

2. Please confirm that you computed the aggregate grant date fair value for the stock awards
    reported for your non-employee directors and your named executive officers in accordance
    with FASB ASC Topic 718. In addition, in future filings please disclose that you compute
    the value of equity awards in accordance with FASB ASC Topic 718. Please refer to
    paragraphs (c), (d), and (k) of Item 402 of Regulation S-K.

<u>Closing</u>

As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us a response. Please provide us a supplemental response letter that keys your
responses to our comments and provides any requested supplemental information. Detailed
letters greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after reviewing
your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities and
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in
  their filings.

- Staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director